UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148411309

(CUSIP Number)

Jeremy T. Steele

Senior Vice President, General Counsel & Secretary

1420 Kensington Road, Suite 220

Oak Brook, IL 60523

(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marec E. Edgar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,864 shares of Common Stock(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 155 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,864 shares of Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70% (Based on 73,910,334 shares outstanding as of March 27, 2020)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Does not include shares which may be acquired upon conversion of the Issuer’s New Notes (as defined below), because the mode of payment is determined in the sole discretion of the Issuer and the Reporting Person’s right to obtain shares is therefore subject to a material contingency beyond the Reporting Person’s control.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D as amended to date.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Prior to the Exchange Offer (as defined below), the Reporting Person received a grant of 320,861 restricted shares of Common Stock (the “Original Restricted Shares”) under the A.M. Castle & Co. 2017 Management Incentive Plan (the “MIP”). The Reporting Person also received 192,848 restricted shares of Common Stock in connection with the Exchange Offer (the “Exchange Offer Restricted Shares” and together with the Original Restricted Shares, the “Total Restricted Shares”). The restrictions on the Total Restricted Shares lapse on August 31, 2020, subject to the conditions set forth in the MIP. The Reporting Person has voting rights with respect to such shares but no investment power over the shares prior to vesting.  The remaining 155 shares held by the Reporting Person are unrestricted.

The New Notes held by the Reporting Person are initially convertible into 572,889 shares of Common Stock. However, the mode of payment may be changed at any time in the sole discretion of the Issuer. Accordingly, any right to receive shares is subject to a material contingency outside the control of the Reporting Person so the Reporting Person does not beneficially own any shares of Common Stock which might be acquired upon conversion of the New Notes.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 27, 2020, the Company completed an exchange transaction (the “Exchange Offer”), whereby it issued new 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of its Common Stock in exchange for its existing 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (the “Old Notes”). Approximately $190,200,285 in aggregate principal amount of the Old Notes were tendered and accepted in the Exchange Offer. Pursuant to the terms of the Exchange Offer, the Company issued a total of approximately $95,134,866 in aggregate principal amount of its New Notes and 70,260,676 shares of its Common Stock, as disclosed in the Form 8-K filed by the Company on March 30, 2020 (the “Closing 8-K”).

In connection with the Exchange Offer, the Reporting Person received an aggregate of 192,848 shares of Common Stock and $261,121 in New Notes in exchange for an aggregate principal amount (including accrued PIK interest) of $530,883 of the Old Notes. The Reporting Person tendered all of his Old Notes in the Exchange Offer and no longer holds any Old Notes.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate beneficial ownership percentage of the Company’s outstanding Common Stock reported by the Reporting Person is based upon a total of 73,910,334 shares of Common Stock outstanding as of March 27, 2020 consisting of: (i) 70,260,676 shares of Common Stock issued in connection with the Exchange Offer, as disclosed in the Closing 8-K; and (ii) 3,649,658 shares of Common Stock outstanding as of February 24, 2020, which was reported in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

(a)         The responses of the Reporting Person to Items 7 through 11 of the cover page of this Schedule 13D/A relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(b)         Because of the relationship between the Reporting Person and the other stockholders of the Issuer party to the Stockholders Agreement, dated August 31, 2017 (the “Stockholders Agreement”), the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to be a member of a group that beneficially owns an aggregate of 71,981,354 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement. 71,981,354 shares of Common Stock represents 97.39% of the total number of shares of Common Stock outstanding as of March 27, 2020.

(c)          Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)         None.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The New Notes

As part of the Exchange Offer, on March 27, 2020, the Company issued $95,134,866 in aggregate principal amount of its New Notes. The New Notes are guaranteed on a senior basis by all current and future domestic subsidiaries (other than those designated as “Unrestricted Subsidiaries”) of the Company (the “Guarantors”).

The New Notes were issued pursuant to an indenture (the “Indenture”), which the Company and the Guarantors entered into with Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent, on March 27, 2020. The New Notes are, secured by a lien on all or substantially all of the assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, which lien the Collateral Agent has agreed will be junior to the lien of the administrative agent under the Company’s amended credit facility pursuant to an intercreditor agreement entered into on March 27, 2020.

The New Notes will be convertible into shares of the Company’s Common Stock at the initial conversion rate of 2.1939631 shares of Common Stock per $1.00 principal amount of New Notes (representing an initial conversion price of approximately $0.4558 per share). Unless and until the Company obtains stockholder approval of the increase in the number of shares of Common Stock authorized and available for issuance upon conversion of the New Notes (which the Company has agreed pursuant to the Indenture to use commercially reasonable efforts to cause to occur no later than August 31, 2020), if the New Notes are converted, the Company may not elect physical settlement or combination settlement of any conversion of New Notes if such election would result in the issuance of more than 124.7 million shares of Common Stock (in the aggregate for the New Notes taking into account all prior or concurrent New Notes conversions). In such circumstance, the Company would be required to pay cash to satisfy its settlement obligations. The value of shares of the Company’s Common Stock for purposes of the settlement of the conversion right will be calculated as provided in the Indenture, using a 20 trading day observation period. Upon conversion, the Company will be required to pay and/or deliver, as the case may be, cash, shares of the Company’s Common Stock or a combination of cash and shares of the Company’s Common Stock, at the Company’s election, together with cash in lieu of fractional shares.

New Notes that are deemed, in accordance with the Indenture, to have been converted in connection with a “Fundamental Change” (as defined in the Indenture) are convertible, for each $1.00 principal amount of the New Notes, into that number of shares of the Company’s Common Stock equal to the greater of (a) $1.00 divided by the then applicable conversion price and (b) $1.00 divided by the stock price with respect to such Fundamental Change, subject to other provisions of the Indenture.

The New Notes are guaranteed, jointly and severally, by certain subsidiaries of the Company. The New Notes and the related guarantees are secured by a lien on substantially all of the Company’s and the Guarantors’ assets, subject to certain exceptions pursuant to certain collateral documents pursuant to the Indenture. The Indenture contains numerous covenants imposing financial and operating restrictions on the Company’s business. These covenants place restrictions on the Company’s ability and the ability of its subsidiaries to, among other things, pay dividends, redeem stock or make other distributions or restricted payments; incur indebtedness or issue certain stock; make certain investments; create liens; agree to certain payment restrictions affecting certain subsidiaries; sell or otherwise transfer or dispose assets; enter into transactions with affiliates; and enter into sale and leaseback transactions.

The New Notes may not be redeemed by the Company in whole or in part at any time, subject to certain exceptions provided under the Indenture. In addition, if a Fundamental Change occurs at any time, each holder of any New Notes has the right to require the Company to repurchase such holder’s New Notes for cash at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, subject to certain exceptions.

The Company must use the net proceeds of material sales of collateral, which proceeds are not used for other permissible purposes, to make an offer of repurchase to holders of the New Notes. Indebtedness for borrowings under the New Notes is subject to acceleration upon the occurrence of specified events of default, including failure to pay principal or interest, the inaccuracy of any representation or warranty of any obligor under the New Notes, failure by an obligor under the New Notes to perform certain covenants, the invalidity or impairment of the Collateral Agent’s lien on its collateral or of any applicable guarantee, and certain adverse bankruptcy-related and other events.

The New Notes will bear interest at a rate of 3.00% per annum if paid in cash or 5.00% if paid in kind per annum, payable quarterly. The New Notes will mature on August 31, 2024 and are convertible, subject to certain conditions, at the option of the holders, into shares of the Company’s Common Stock.

The foregoing description of the New Notes and the Indenture is not complete and is qualified entirely by reference to the full text of such documents. The Indenture (including the form of global Note) is incorporated by reference herein as Exhibit 1 hereto.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 1: Indenture governing 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024, dated March 27, 2020, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to A.M. Castle & Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 (File No. 1-5415).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020

/s/ Marec E. Edgar
Marec E. Edgar